                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2007

                         Commission file number: 0-30394

                                  METALINK LTD.
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                 (Translation of registrant's name into English)

                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 File Nos.
333-104147 and 333-13806 and on Form S-8, File Nos. 333-121901, 333-12064,
333-88172 and 333-112755.

     As Metalink Ltd. (the "Company") announced today, the Company has entered into Purchase Agreements (the "Purchase Agreements") with institutional investors. Pursuant to the Purchase Agreements, the Company agreed to sell
3,200,000 ordinary shares at $6.00 per share. The purchasers will also receive five-year warrants to purchase ordinary shares at an exercise price of $8.00 per share (subject to adjustments) (the "Warrants").

     The securities offered in the private placement were not registered under the Securities Act of 1933, as amended (the "Act") or any state securities laws, and may not be offered or sold in the United States absent registration, or an applicable exemption from registration, under the Act and applicable state securities laws. Pursuant to the Purchase Agreements with the investors, the
Company will file a registration statement with the U.S. Securities and Exchange
Commission covering the resale of the ordinary shares issued to the investors as well as ordinary shares issuable upon exercise of the warrants, subject to certain terms and conditions.

     A copy of the press release announcing the transaction and of the form of the Purchase Agreements and the form of the Warrants are attached hereto as
Exhibits 99.1 through 99.3 and are incorporated herein by reference.

Exhibits

99.1 Press Release, dated as of August 6, 2007

99.2 Form of Purchase Agreement

99.3 Form of Warrant to purchase Ordinary Shares

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   METALINK LTD.

Date: August 6, 2007                               By: /s/ Yuval Ruhama
                                                   --------------------
                                                   Yuval Ruhama
                                                   Chief Financial Officer